Exhibit 99.1

PROGEN PHARMACEUTICALS LIMITED

ACN:  010 975 612

PRELIMINARY FINAL REPORT

FOR THE YEAR ENDED

30 JUNE 2008

PRELIMINARY FINAL REPORT: 30 JUNE 2008

The following information is provided to the ASX under Listing Rule 4.3A.

The Board of Progen Pharmaceuticals Limited announce the results of the consolidated entity for the year ending 30 June 2008 including comparative information for the year ending 30 June 2007. The results as reported have been audited.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenue from ordinary activities

Up 107.7% to $7,848,000.

Loss from ordinary activities after tax attributable to members

Loss up 16.5% to $26,148,000.

Loss for the period attributable to members

Loss up 16.5% to $26,148,000.

Explanation of the loss from ordinary activities for the period attributable to members

Refer to the Directors Report which follows this announcement under Item .3. “Results and Review of Operations”.

Dividends

The Company has not declared nor paid any dividends.

Net Tangible Assets per security

Net tangible assets per share at 30 June 2008 amounted to $1.19 (2007: $1.65).

Controlled entities acquired during the reporting period

On 4 February 2008, Progen executed a definitive agreement to acquire 100% of the voting shares of CellGate, Inc, a privately held biotechnology company based in the US. CellGate, Inc contributed $1,910,000 to the loss from ordinary activities of the consolidated entity.

Please refer to the Directors’ Report and Financial Statements for an explanation of these results and further information required to be released in accordance with ASX Listing Rule 4.3A.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

Your directors present their report on the consolidated entity consisting of Progen Pharmaceuticals Limited ACN 010 975 612 and the entities it controlled at the end of, or during, the year ended 30 June 2008.

1.     Directors

Dr Mal Eutick, Mr T Justus Homburg, Mr Stephen Chang, Prof John Zalcberg and Mr Patrick Burns were directors of Progen Pharmaceuticals Limited during the whole of the financial year and up to the date of this report.

Mr Robert Williamson and Mr John Lee were appointed directors of Progen Pharmaceuticals Limited on 4 March 2008 and remained directors up to the date of this report.

Mr Linton Burns was Company Secretary during the whole of the financial year and up to the date of this report.

2.     Dividends

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend for the year ended 30 June 2008 (2007: $Nil).

3.     Results and Review of Operations

Company Overview

The principal activities of Progen Pharmaceuticals Limited during the year continued to be:

1.     Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases; and

2.     The provision of contract services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of small molecule-based therapeutics for cancer and other serious diseases.

Operating and Financial Review

Operating Results for the Year

To be read in conjunction with the attached Financial Report.

The consolidated operating result for the year ended 30 June 2008 was a loss of $26.148 million, being an increase of 16.5% over the prior year loss of $22.454 million.

The following table summarises the consolidated results:

	% Change	2008	2007
		$000	$000
Revenue	143.0	6,478	2,666
Other Income	23.1	1,370	1,113
Research and Development expenditure	130.9	(16,145)	(6,992)
Manufacturing expenditure	14.7	(2,721)	(2,373)
Administrative and corporate expenses (incl finance costs)	103.6	(11,101)	(5,453)
Impairment loss	N/A	—	(1,769)
Cash and equity based payments to Medigen	(58.2)	(4,029)	(9,646)
Operating loss from continuing operations	16.5	(26,148)	(22,454)

The financial results for the year ended 30 June 2008 reflect a $8.89 million increase in expenditure associated with the PI-88 phase 3 post resection liver cancer trial (“PATHWAY”), the acquisition in February 2008 of the US based biotechnology company CellGate, Inc and further payments totalling $4.029 million to Medigen Biotechnology Corporation (“Medigen”) in relation to the termination of the strategic alliance agreement (refer note 11).

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

3.     Results and Review of Operations (cont’d)

Operating Results for the Year (cont’d)

In addition, with the Australian dollar strengthening against the US dollar, $3.781 million in unrealised foreign exchange losses has been expensed as the Company continued to hold significant US dollar cash reserves throughout the financial year and share-based payment expenses in relation to the issuance of options to employees amounting to $1.328 million.

Earnings/ (Loss) per Share and Net Tangible Assets per Share

	% Change	2008	2007
		cents	cents
Basic and Diluted Loss per Share	(13.7)	(43.3)	(50.2)
Net Tangible Assets per Share	(27.8)	119.0	164.9

Management Discussion and Analysis

Revenues

Total operating revenues were up 107.7% year on year at $7.848 million, the increase being primarily attributable to the 208.8% increase in interest income due to more funds on deposit for the entire reporting period following the Company’s capital raisings in the later part of the previous reporting period.

	% Change	2008	2007
		$000	$000
Revenue
Research & Development	22.6	1,316	1,073
Manufacturing	18.0	1,086	920
Other, including interest	204.9	5,446	1,786
Total Revenue	107.7	7,848	3,779

Research and Development (R&D) Expenditure

The primary activities of the R&D division for the entire year continued to be:

1.     The clinical development of the anti-cancer drug candidates PI-88 and PI-166; and

2.     The heparan sulfate mimetic drug discovery and preclinical program.

In addition, in February 2008 the Company acquired US based biotechnology company CellGate, Inc and as a result our R&D activities expanded to include:

3.     The clinical development of the anti-cancer drug candidate PG11047; and

4.     The epigenetics drug discovery program.

The heparan sulfate mimetic drug discovery and preclinical program is partially funded by a $3.394 million Australian federal government AusIndustry Commercial Ready grant.

Expenditure on our Research and Development initiatives increased year on year by 130.9% to $16.145 million due mainly to the following:

•      Expenditures totalling $9.810 million (2007: $921,000) being incurred on the PATHWAY trial.

•      Expenditures incurred on the CellGate, Inc acquired technologies including $458,000 on the PG11047 phase 1 clinical program and $814,000 on the epigenetics discovery program.

We expended $1.041 million on the ongoing PI-88 Phase 2 Melanoma trial (2007: $1.001 million).

As announced on 23 July 2008 the Company has terminated the further development of PI-88 beyond the completion of the PI-88 Phase 2 Melanoma trial and also announced the termination of further development of the phase 1 compound, PI-166.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

3.         Results and Review of Operations (cont’d)

Manufacturing

We operate a current Good Manufacturing Practice, or cGMP, certified pilot manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis.  On 2 July 2008 this facility was transferred into the wholly-owned subsidiary PharmaSynth Pty Ltd. PharmaSynth now operates as a stand-alone biopharmaceutical contract manufacturer serving the pharmaceutical, biotechnology and veterinary industries.

During the 2008 fiscal year this facility continued to manufactured PI-88 API for the PATHWAY trial and commenced validating the PI-88 manufacturing process in readiness for the tech transfer of the manufacturing process to an established, FDA cGMP compliant, contract manufacturing organisation.

External revenues earned by this division increased 18.0% to $1,086,000 in 2008 (2007: $920,000).

The segment result in the manufacturing business was a loss of $1.635 million, an increase of 12.5% over the previous year. This increase was due to the payment of $87,000 in redundancy payments and $85,000 paid to consultants in assessing our PI-88 manufacturing options.

Liquidity

The Company ended the financial year with cash and cash equivalents totalling $76.748 million compared with $98.223 million at the previous year-end.

Cash and cash equivalents at 30 June 2008 consisted of highly liquid interest bearing investments with maturities ranging from 30 to 90 days. We believe that these investments do not constitute any material financial market risk exposure. We continue to hold significant cash reserves in US Dollars as we have significant US Dollar contracts and have a US operating subsidiary, Progen Pharmaceuticals, Inc. At 30 June 2008 we held USD denominated cash and cash equivalents totalling $US27.5 million (2007: $US23.5 million). In addition we had a forward contract to purchase $US5.0 million that was outstanding as at 30 June 2008.

Cash Flows

Cash of $15.684 million was expended during the year to fund consolidated net operating activities. This is an increase of $6.586 million over the previous financial year and is commensurate with the increased expenditure incurred on the development of PI-88 referred to above and the $4.429 million increase in consolidated trade and other payables (the bulk of which relate to PI-88 accruals).

Cash outflows from investing activities included $354,000 on the purchase of plant and equipment (2007: $254,000) and $1.148 million on costs related to the acquisition of CellGate, Inc. The acquisition consideration was funded by cash of $360,000 and by the issue of 806,224 shares at $1.85 per share. The net cash acquired with this acquisition amounted to $930,000, of which $803,000 was immediately used to repay an outstanding loan.

Funding Requirements

Currently there are no material commitments for capital expenditures. However, we expect to incur substantial future commitments in light of our oncology clinical programs and our drug discovery programs. We are currently funding a Phase 1 clinical trial assessing the safety of PG11047 alone and in combination with approved cancer drugs. In addition we continue to recruit patients into the Phase 2 PI-88 trial in melanoma.

We have outstanding expenditure commitments of $619,000, $358,000 of which are expected to be incurred in the next fiscal year in relation to the Phase 1 clinical trial assessing the safety of PG11047 alone and $248,000 in outstanding expenditure commitments to conclude the PI-88 Phase 2 melanoma trial all of which is expected to be incurred in the next fiscal year.

The costs associated with terminating and closing down the PATHWAY trial are currently estimated to be less than $4.0 million.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

3.         Results and Review of Operations (cont’d)

Our heparan sulfate mimetic drug discovery program is partially funded by a $3.394 million AusIndustry Commercial Ready grant. As at 30 June 2008 $245,000 of the Commercial Ready grant remained un-spent. This grant is due to expire in August 2008 and as recently announced by the Australian Federal government this funding scheme has been axed. As from this date our heparan sulfate mimetic drug discovery program and preclinical development of the 500 series will be funded entirely by the Company.

Our epigenetics preclinical and drug discovery efforts will be a major focus of the Company in the coming years so as to remain competitive within this burgeoning area of cancer drug development. We expect to invest significant time and resources in developing this technology further. However, because of the uncertainties inherent in early stage drug development we are unable to accurately predict what these costs of development are likely to be.

Under the terms of the agreement terminating the strategic alliance with Medigen Biotechnology Corporation we are obligated to pay a further $2.0 million on PI-88 achieving a specified commercial milestone or a transaction event being achieved. Refer to note 11 of the Financial Statements for further details.

Future cash requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials, continued progress of our research and development programs, including our in-licensing activities, our ability to generate revenues from our contract manufacture services, our ability to generate revenues from the commercialisation of drug development efforts and the availability of other funding.

4.     Significant Changes in the State of Affairs

The acquisition of CellGate, Inc (since renamed Progen Pharmaceuticals, Inc) has expanded our product candidate portfolio through the addition of multiple preclinical and clinical oncology compounds focused on polyamine and epigenetic targets. As a result of this acquisition Progen expanded its cancer-focused clinical development portfolio by adding a novel Phase 1 compound and more than ten compounds in pre-clinical development. In addition we gained platform technologies in the areas of epigenetics and polyamines that will form the foundation for new compound development.

On 23 July 2008 the Company announced the termination of its global registration directed PATHWAY trial for commercial reasons. As a result of this decision Progen has increased its focus on aggressively pursuing its other compounds in development, PG11047 (Phase 1), the 500 series (late preclinical) and the epigenetics platform (early preclinical). In parallel Progen will actively pursue merger and acquisition opportunities to expand its clinical stage pipeline.

5.     Significant Events after the Balance Date

On 2 July 2008 the Company spun-out its manufacturing business as a wholly owned subsidiary company, PharmaSynth Pty Ltd (PharmaSynth). PharmaSynth will focus on the provision of contract pharmaceutical manufacturing services. The financial impact of this spin-out was limited to the payment of stamp duty amounting to $43,639.

On 23 July 2008 the Company announced that it had discontinued the PI-88 phase 3 study in liver cancer (the PATHWAY trial). This decision followed a strategic review that assessed the impact a number of factors would have on the commercial return of the PATHWAY trial. These factors included the PATHWAY trial was not likely to meet the forecast patient recruitment timetable and further significant delays were expected due to:

•      slower than expected regulatory processes in China, Korea and Vietnam;

•      slower than expected initiation of clinical sites;

•      slower than expected recruitment of patients into active sites; and

•      the recent launch of a competitive phase 3 trial, assessing Bayer/Onyx Nexavar® in the same indication.

Due to a lack of a global partner willing to meaningfully develop and commercialise PI-88, the commercial opportunity is much less than previously expected. Without a significant global partner contributing, the Company will be less able to expand into additional indications and exploit all potential PI-88 commercial opportunities.

The costs associated with discontinuing the PATHWAY trial are estimated to be less than $4.0 million.

Progen is currently seeking expressions of interest in PI-88, at a regional level, initially from amongst those parties with whom we have had previous discussions.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

5.     Significant Events after the Balance Date (cont’d)

As part of the strategic review, the Company has determined that the current phase 2b Melanoma trial will be completed but no further development in Melanoma by Progen is anticipated at this stage. This trial is expected to be finalised at an estimated additional cost of $300,000.

In addition, and as part of the strategic review, the Company has also decided to terminate further development of its phase 1 compound PI-166, based on a recent commercial assessment of the market and the approval of Nexavar® in this indication. This decision is expected to have $nil financial impact as no further costs will be incurred on the development of PI-166 beyond the completion of the current phase 1b trial.

6.     Likely Developments and Expected Results

The likely developments in the year ahead include:

1.         Advancing the clinical development of PG11047.

2.         Continuing to advance our drug discovery programs with the objective of identifying potential new drug candidates from our epigenetics drug discovery platform.

3.         Progressing the preclinical work on the 500 series toward formal preclinical studies and filing of a US FDA IND potentially in 2009.

4.         Aggressively pursuing M&A opportunities and in-licensing to supplement the existing drug development pipeline.

With the termination of the PATHWAY trial we expect our operating losses from continuing operations to decrease substantially in the 2009 fiscal year.

Our overall goal is to build a sustainable biotechnology company that has a well diversified and deep pipeline of drug candidates in development.

7.     Directors – Qualifications, Experience and Special Responsibilities

Malvin Eutick, B.Sc. (Hons) Ph.D. OAM

Independent Non-Executive Chairman (Age: 58)

Audit Committee Member

Dr Eutick joined Progen’s board on 10 March 1999. Dr Eutick has 25 years experience in the medical and pharmaceutical industry including with companies such as Pfizer and Pharmacia.

In 1993, Dr Eutick founded and developed the pharmaceutical company, Phebra (formerly Pharmalab Pty Ltd), which supplies primarily hospitals in Australia and worldwide with critical drugs used in accident and emergency situations and the ICU. In 2000, he acquired the sterile medical device company, TUTA Laboratories Pty Ltd, from a Japanese multinational and recently coordinated its sale to the safety medical and collections solutions company BMDI International (ASX:BMI).

Dr Eutick was awarded the Medal of the Order of Australia for services to biotechnology in 1995. He has previously served as Chairman of the Australian biotechnology company, BioQuest Ltd and was Deputy Chairman of the Australian Museum Trust.

Dr Eutick is also currently a Director of BMDi-TUTA Ltd (ASX:BMI) (appointed in March 2008) and a number of private companies involved with drug innovation and development.

T Justus Homburg, BA, MA, DRS, MBA

Managing Director (Age: 52)

Mr Homburg was appointed Managing Director and CEO in March 2006 having joined Progen as COO January 2006. Mr Homburg has had an international career working in the pharmaceutical and life sciences industries in the US, Australia, Europe and Asia. His experience ranges from the multi-national biotechnology giant Monsanto Company through to start up organisations such as Chirogen.

Mr Homburg spent more than a decade at Monsanto Company (1990 – 2001) and during his senior management time there he focused on new technology and business commercialisation, technology in and out-licensing, mergers and acquisitions, joint ventures, capital raisings, and the development of international markets. His roles included Regional Business Management (Monsanto Chemicals), Division Management (Growth Enterprises), and Strategic Planning (Monsanto Agricultural Products).

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

7.     Directors – Qualifications, Experience and Special Responsibilities (cont’d)

Prior to his business career, Mr Homburg held a faculty position at the University of Michigan and was a Fulbright Scholar. He holds an MBA from the University of Washington and degrees from Iowa State University, Southern Illinois University and The University of Utrecht.

John Lee, BCom, BEdu, MBA, FAICD

Independent Non-Executive Director (Age: 60)

Audit Committee Member

Mr Lee joined Progen as a non-executive director in March 2008. In 1987, Mr Lee founded Stockholder Relations, an Australian-based management consultancy specializing in corporate advisory, investor relations and corporate governance, in 1987.  Currently, Mr. Lee is non-executive chairman of Portland Orthopedics Limited (ASX:PLD) (appointed in October 2005), non-executive chairman of Milvella Limited (appointed in October 2007) and a non-executive director of TMG International Pty Ltd (appointed in May 2008).

Prior to founding Stockholder Relations, Mr. Lee served Woolworths Limited (ASX:WOW), as Chief General Manager Corporate Services and was a member of Woolworth’s executive committee.

Mr Lee received his MBA from the University of Melbourne, in addition to a B Comm. and post-graduate degree in Education. He is a Senior Associate of the Financial Services Institute of Australia (FINSIA) and a Foundation Fellow of the Australian Institute of Company Directors.

Stephen Chang, B.Eng

Non-Executive Director (Age: 59)

Remuneration Committee Member

Mr Chang is a founding director of Progen Pharmaceuticals Limited and has served as chairman in the period from 1990 to 1994 and 1999 until March 2008. He served as chairman of Taiwan-based Medigen Biotechnology Corporation during its inauguration. Mr Chang was general manager and director of Australia Pacific Electric Cables Pty Ltd and is currently director of Capac International Pty Ltd. Prior to 1987, he was Technical Manager and Senior Engineer with Taiwan Pacific Group, a large Taiwanese conglomerate specialising in the IT industry.

John Zalcberg, M.D., Ph.D. OAM

Independent Non-Executive Director (Age: 56)

Professor John Zalcberg joined Progen as a non-executive director in May 1995. In 1986, he was appointed Director of Medical Oncology at the Heidelberg Repatriation Hospital (HRH) in Melbourne, Australia. In 1996, he became the Director for Cancer Services at the Austin and Repatriation Medical Centre. Since 1997, Professor Zalcberg has been the Director of the Division of Haematology and Medical Oncology at the Peter MacCallum Cancer Centre and was also appointed as Chief Medical Officer in 2007. He continues to practice in GI oncology and has been a Principal and Clinical Investigator of numerous clinical studies.

In 1987, Professor Zalcberg helped found the Lorne Cancer Conference, now recognised as one of Australia’s major cancer research conferences. He is also a founding member and is the current Chair of the Board of the Australasian Gastrointestinal Trials Group (AGITG). He is a Member of Cancer Trials Australia and past Board Member of the NSW Cancer Institute (2003-2005). From 2000-2002 he was also President of the Clinical Oncological Society of Australia.  In 2007 Professor Zalcberg was also appointed as a Member of the Victorian Policy Advisory Committee on Clinical Practice and Technology (VPACT) and Member of the Consultative Council of the Victorian Cancer Agency (VCA).

In 2007 received a Medal of the Order of Australia Award (OAM), for service to medicine in the field of oncology through initiatives to assist cancer patients and their families and through the promotion of clinical research.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

7.     Directors – Qualifications, Experience and Special Responsibilities (cont’d)

Patrick Burns, B.A. LLB (Hons)

Independent Non-Executive Director (Age: 71)

Remuneration Committee Member and Audit Committee Chair

Mr Burns was appointed a non-executive director of Progen in March 1999. At the time he was also a Senior Consultant to Early Stage Enterprises, a New Jersey venture capital fund investing primarily in developing technology growth companies.

From 1997, Mr Burns has been a member of the Board of Directors of Synbiotics Corp, which specialises in animal health care, and Annovis Inc, a specialty chemicals company, and a Senior Advisor to Across Frontiers International, Inc.

From 1986 – 1991 he was a Vice President/Principal of R&D Funding Corp, the General Partner of four research and development funds of Prudential Securities, Inc., from 1991 – 1997 he served as the Senior Vice President of Prudential Securities, Inc. and from 2005 – 2007 he was a non-executive director of ChenGenex Pharmaceuticals Ltd (ASX: CSX).

In 1971, Mr Burns arranged Minority Equity Capital Company, Inc, a multi-million dollar Venture Capital Fund, where he was President, Chief Executive Officer and a Director until 1985. Mr Burns also previously practiced law in New York with Milbank, Tweed, Hadley & McCloy. He holds a BA from Dartmouth College and an LLB (Honours) from Harvard Law School.

He is currently vice chairman of Euclid Systems Corp, an eye care company; chairman of StablEyes, Inc a biotechnology company also in the eye care field; and an advisor to a number of early stage biotechnology companies.

Robert Williamson, B.A. Economics, MBA

Independent Non-Executive Director (Age: 42)

Remuneration Committee Member

Mr Williamson joined Progen’s board as a non-executive director in March 2008. Mr Williamson is the founder of LaSalle Venture Advisors, a consultancy serving venture-backed and public life science companies and their investors on strategic and operational issues. He currently serves as a non-executive director of Pharmasset, Inc. (NASDAQ:VRUS) (appointed in August 2004), an anti-viral therapeutics company.

Prior to founding LaSalle Venture Advisors, Mr Williamson served as President and CEO of Arriva Pharmaceuticals, Inc., and helped the company raise $27 million in venture capital.  Previously, Mr Williamson was President and Chief Operating Officer of EOS Biotechnology, Inc., (purchased by PDL BioPharma (NASDAQ:PDLI)).  Prior to this, Mr Williamson was President and Chief Operating Officer of DoubleTwist, Inc. (formerly Pangea Systems), a genomics start-up. Mr Williamson began his career at The Boston Consulting Group, Inc., a global business consulting firm, where he was named a Partner, and led the firm’s west coast health care practice.

Mr Williamson received a MBA from the Stanford Graduate School of Business in Stanford, CA.  He obtained a B.A. in Economics from Pomona College in Claremont, CA.

Mr Linton Burns, B.A. Acc., ACA

Company Secretary and Chief Operating Officer (Age: 43)

Mr Burns was appointed Company Secretary and Chief Financial Officer in August 2004. He has been a qualified Chartered Accountant for over 22 years. Before joining Progen, Mr Burns spent 5 years as Chief Financial Officer and Company Secretary for ASX listed biotechnology company BresaGen Limited.

Mr Burns holds a BA in Accountancy from the University of South Australia, is a member of the Australian Institute of Chartered Accountants and an affiliate of the Chartered Secretaries of Australia.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

8.     Particulars on Directors’ Interest in Shares and Options

As at the date of this report the directors’ interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

Director	Shares	Options
Dr Mal Eutick	17,693	885
T Justus Homburg	52,778	531,389
Prof John Zalcberg	16,772	—
Patrick Burns	556	28
Stephen Chang	820,300	41,014
John Lee	—	—
Rob Williamson	25,000	—

9.     Directors’ Attendance at Board and Committee Meetings

The number of directors’ meetings held during the year and the number of meetings attended by each director were as follows:

	Directors’ meetings		Audit committee meetings		Remuneration committee meetings
Name	A	B	A	B	A	B
Dr Mal Eutick	11	11	4	4	1	1
T Justus Homburg	11	11	—	—	—	—
Prof John Zalcberg	11	10	4	4	—	—
Patrick Burns	11	11	3	4	2	2
Stephen Chang	11	11	—	—	1	1
John Lee	3	3	—	—	—	—
Robert Williamson	3	3	—	—	—	—

Key:	A :	Number of meetings attended
	B :	Number of meetings held during the time the director held office or was a member of the committee

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.  Remuneration Report (audited)

This Remuneration Report outlines the director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report Key Management Personnel (KMP) of the Company are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the of the parent company, and includes the five executives in the Parent and the Group receiving the highest remuneration.

Details of the key management personnel (including the five highest executives of the Company and the Group)

(i)         Directors

M. Eutick	Chairman (Non-executive) – appointed as Chairman on 3 March 2008
T.J. Homburg	Chief Executive Officer and Managing Director
S. Chang	Non-executive Director – resigned as Executive Chairman on 3 March 2008
J. Zalcberg	Non-executive Director
P. Burns	Non-executive Director
J. Lee	Non-executive Director – appointed 4 March 2008
R. Williamson	Non-executive Director – appointed 4 March 2008

(ii)       Executives

L. Burns	Chief Operating Officer and Company Secretary
S. Meibusch	Vice President, Business Development - maternity leave taken for part of 2008
J. Garner	Vice President, Medical and Clinical Affairs – appointed 29 January 2007
J. Devlin	Vice President, Manufacturing Operations – appointed 16 May 2007
L. Marton	Chief Scientific Officer – appointed 6 February 2008
A. Gautam	Vice President, Research – resigned 2 June 2008

There have been no changes to the KMP after reporting date and before the date the financial report was authorised for issue.

10.  Remuneration Report (audited) (cont’d)

A. Principles used to determine the nature and amount of remuneration

Remuneration Philosophy

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creating shareholder value.

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:

•      competitiveness and reasonableness

•      acceptability to shareholders

•      performance linkage/alignment of executive compensation

•      transparency

•      capital management

Remuneration packages include a mix of fixed and variable remuneration including performance based bonuses and equity plans.

Remuneration Structure

In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.    Remuneration Report (audited) (cont’d)

Non-executive Director Remuneration

Non-executive directors’ fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors’ fees are reviewed periodically by the Board and were last done so on 1 July 2008.

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of the non-executive directors’ shall be determined from time to time by a general meeting of shareholders. The current aggregate fee pool limit is $500,000 as approved by shareholders at the 2007 AGM.

As of 1 July 2008, fees paid to non-executive directors’ amount to $76,000 per annum for each non-executive director, inclusive of board committee fees. The fees paid to the non-executive Chairman amount to $116,000, inclusive of board committee fees.

Non-executive directors are encouraged by the Board to hold shares in the Company. To facilitate this, the Board agreed that 21% of the non-executive directors’ fees are to be taken in the form of shares (14% for the non-executive Chairman) in the Company. The shares are purchased on-market at the prevailing market share price. The sale of these shares is restricted whilst the individual remains a director of the Company.

Retirement allowances are not paid to non-executive directors other than contributing compulsory superannuation to the directors’ fund of choice. This benefit forms part of the directors’ base fees.

The remuneration of non-executive directors for the period ending 30 June 2008 and 30 June 2007 is detailed in table 1 of this report.

Executive Remuneration

The executive pay and reward framework has two components:

•                  fixed remuneration including base pay and benefits; and

•                  variable remuneration including performance related bonuses and equity plans.

As the company continues in its research and development stage and has not been generating earnings, executive reward is linked to the achievement of specified milestones.

Fixed remuneration

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration, as well as employer contributions to superannuation funds. Executives are given the opportunity to receive their fixed base remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue additional cost for the Company.

Fixed remuneration is reviewed annually by the remuneration committee. This process consists of a review of individual performance and overall performance of the Company. The Committee has access to external advice independent of management.

The Company does not pay retirement benefits to any senior executives’ other than contributing compulsory superannuation to the senior executives’ fund of choice. This benefit forms part of the senior executives’ base remuneration.

The fixed remuneration component of executives is detailed in table 2.

Performance related bonuses

The Chief Executive Officer and Chief Scientific Officer have an achievable short-term incentive component to their overall remuneration package of up to 40% of their base salaries. The amount of the possible bonus awarded is dependent on achievement of strategic and operational objectives, as set by the Board.

During the 2008 financial year the Chief Executive Officer and Chief Operating Officer were paid performance related cash bonuses of $150,000 and $75,000 respectively (inclusive of statutory superannuation). These bonuses were paid in recognition of their efforts in successfully completing the Company’s capital raising plan encompassing the Australian domestic institutional placement undertaken in December 2006, the share purchase plan completed in February 2007, the US placement completed in May 2007 and the rights entitlement offering completed in June 2007.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.       Remuneration Report (audited) (cont’d)

The bonus paid to the Chief Executive Officer amounted to 92.5% of his achievable bonus for the period commencing on his appointment as Chief Executive Officer on 1 March 2006 and ending 30 June 2007. The Chief Operating Officer does not have an achievable short-term incentive component in his overall remuneration package.

No performance related bonuses have been accrued in the 2008 financial year for payment in the 2009 financial year.

Retirement benefits

The company meets its obligations under the Superannuation Guarantee Legislation.

Equity plans

All executives are offered share options under The Progen Directors and Employees Option Incentive Plan. The objective of the equity plan is to reward executives in a manner that aligns remuneration with the creation of shareholder wealth.

Information on all options granted and vested during the year is detailed in table 3 and further detail of the plan is in note 14.

Group Performance

In considering the consequences of the Company’s performance on shareholder wealth the Board have regard to total shareholder returns. In the Company’s case this consists of the movement in the Company’s share price and other capital management incentives. Given the current stage of the Company’s development we have never paid a dividend and currently have no intentions of doing so.

The following table shows the change in the Company’s share price and market capitalisation as compared to the total remuneration (including the fair value of options granted, but excluding termination payments) during the current financial year and the previous four financial years:

	2008	2007	2006	2005	2004
Share price at end of year	$1.38	$4.60	$2.70	$2.69	$3.55
Change in share price	$(3.22)	$1.90	$0.01	$(0.86)	$2.79
Market capitalisation at end of year ($m’s)	$83.3	$273.3	$109.6	$109.1	$122.5
Change in market capitalisation ($m’s)	$(190.0)	$163.7	$0.50	$(13.4)	$99.6
Total executive remuneration ($m’s)	$2.61	$1.71	$1.36	$1.18	$1.30

The graph below shows the movement in Progen’s share price as at 30 June of each year plotted against total executive remuneration for the past five years. Up until the current financial year there was some correlation between share price performance and executive remuneration. Total executive remuneration increased 67% in 2008 over the previous corresponding period due to the strengthening of the company’s board and management. In addition executives were issued stock options in 2008 resulting in a 59% increase in executive share based payment remuneration to $555,000.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.  Remuneration Report (audited) (cont’d)

B. Details of remuneration of key management personnel

Table 1: Non-executive directors’ remuneration for the year ended 30 June 2008.

		Short term			Post employment		Share- based payment
Directors		Salary and fees	Cash bonus	Non monetary benefits	Super- annuation	Termination payment	Options	Total
		$	$	$	$	$	$	$
Dr Mal Eutick	2008	67,043	—	—	6,034	—	—	73,077
	2007	55,046	—	—	4,954	—	—	60,000
Stephen Chang(1)	2008	258,495	—	—	32,167	145,000	—	435,662
	2007	298,950	—	—	25,648	—	—	324,598
Prof John Zalcberg	2008	55,046	—	—	4,954	—	—	60,000
	2007	55,046	—	—	4,954	—	—	60,000
Patrick Burns	2008	60,000	—	—	—	—	—	60,000
	2007	60,000	—	—	—	—	—	60,000
John Lee	2008	19,450	—	—	—	—	—	19,450
	2007	—	—	—	—	—	—	—
Rob Williamson	2008	19,450	—	—	—	—	—	19,450
	2007	—	—	—	—	—	—	—
Dr Stanley Chang(2)	2008	—	—	—	—	—	—	—
Non-executive director	2007	32,630	—	—	—	—	—	32,630
Total - Non-executive Directors	2008	479,484	—	—	43,155	145,000	—	667,639
	2007	501,672	—	—	35,556	—	—	537,228

(1) Resigned as executive chairman on 3 March 2008 but continued as a non-executive director.

(2) Resigned 16 January 2007.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10.       Remuneration Report (audited) (cont’d)

B. Details of remuneration of key management personnel (Cont’d)

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2008.

		Short term			Post employment		Share- based payment
Other key management personnel		Salary and fees	Cash bonus	Non monetary benefits	Super- annuation	Termination payment	Options	Total
		$	$	$	$	$	$	$
T Justus Homburg	2008	287,703	138,608	7,386(1)	28,889	—	135,259	597,845
	2007	288,132	—	4,678(1)	17,068	—	315,976	625,854
Linton Burns	2008	190,000	68,807	—	23,293	—	109,609	391,709
	2007	175,427	—	—	15,788	—	34,468	225,683
Anand Gautam(2)	2008	150,744	—	—	13,200	100,000	54,304	318,248
	2007	153,453	—	—	13,960	—	—	167,413
Sarah Meibusch	2008	117,546	—	—	10,579	—	109,609	237,734
	2007	131,007	—	—	11,791	—	—	142,798
Dr James Garner	2008	175,000	—	—	15,750	—	55,305	246,055
	2007	71,667	—	—	6,629	—	—	78,296
Dr John Devlin	2008	150,000	—	—	13,500	—	55,305	218,805
	2007	19,423	—	—	1,748	—	—	21,171
Dr Laurence Marton	2008	133,268	—	—	11,711	—	36,073	181,052
	2007	—	—	—	—	—	—	—
Greg Orders(3) General	2008	—	—	—	—	—	—	—
Manager, Manufacturing	2007	109,332	—	—	9,939	—	—	119,271
Total - Other key	2008	1,204,261	207,415	7,386	116,922	100,000	555,464	2,191,448
management personnel	2007	948,441	—	4,678	76,923	—	350,444	1,380,486

(1) Includes the reimbursement of motor vehicle expenses.

(2) Resigned 2 June 2008.

(3) Resigned 13 July 2007. All remuneration paid in the 2007 financial year up to the date of his resignation.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10. Remuneration Report (audited) (cont’d)

C. Service agreements

With the exception of Mr Laurence Marton’s agreement the Company’s policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods and that the Company has the right to terminate the contract immediately, by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current base remuneration, short-term incentive arrangements and termination notice periods included in the service agreements with key management personnel are detailed below.

T J Homburg, CEO and Managing Director

•                  Term of agreement – unlimited, capable of termination on 6 months notice.

•                  Base salary, inclusive of superannuation, of $320,460, last reviewed on 1 July 2008.

•                  Provision of a fully maintained motor vehicle.

•                  Short-term incentive per annum dependent on achievement of strategic and operational objectives, as set by the Board, of up to 40% of his base salary.

•                  Payment of termination benefit, on another company or entity acquiring control of Progen if the acquiring company or entity terminates employment within 12 months of acquisition, equal to 12 months base salary.

L Burns, COO and Company Secretary

•                  Term of agreement – unlimited, capable of termination on 12 weeks notice.

•                  Base salary, inclusive of superannuation, of $218,000, last reviewed on 1 July 2008.

•                  Payment of termination benefit, on another company or entity acquiring control of Progen if the acquiring company or entity terminates employment within 12 months of acquisition, equal to 12 months base salary.

A Gautam, Vice President, Drug Discovery

•                  Term of agreement – unlimited, capable of termination on 8 weeks notice.

•                  Base salary, inclusive of superannuation, of $174,400, last reviewed on 1 July 2007.

•                  Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.

•                  Resigned 2 June 2008.

S Meibusch, Vice President, Business Development

•                  Term of agreement – unlimited, capable of termination on 12 weeks notice.

•                  Current base salary, inclusive of superannuation, of $160,230, last reviewed on 1 July 2008.

•                  Payment of termination benefit, on another company or entity acquiring control of Progen if the acquiring company or entity terminates employment within 12 months of acquisition, equal to 12 months base salary.

J Garner, Vice President, Medical & Clinical Affairs

•                  Term of agreement – unlimited, capable of termination on 4 weeks notice.

•                  Base salary, inclusive of superannuation, of $201,650, last reviewed on 1 July 2008.

•                  Payment of termination benefit on termination by the Company, other than for misconduct, equal to 4 weeks base salary.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10. Remuneration Report (audited) (cont’d)

C. Service agreements (cont’d)

J Devlin, Vice President, Manufacturing Operations

•                  Term of agreement – unlimited, capable of termination on 4 weeks notice.

•                  Base salary, inclusive of superannuation, of $163,500, last reviewed on 1 July 2008.

•                  Payment of termination benefit on termination by the Company, other than for misconduct, equal to 4 weeks base salary.

L Marton, US-based Chief Scientific Officer

•                  Term of agreement – 1 year commencing 6 February 2008.

•                  Base salary of $US308,000.

•                  Short-term incentive per annum dependent on achievement of strategic and operational objectives, as set by the Board, of up to 40% of his base salary.

D. Share-based payments

During the course of the 2008 financial year the following options were granted or vested to key management personnel of the Company under the terms of The Progen Directors and Employee Option Incentive Plan. No options were granted to Directors during the 2008 financial year.

Table 3: Number of options granted and vested during the year

	Grant date	Expiry date	No. of options granted	No. of options vested	Exercise price	Fair Value per option at grant date	Date excercisable	% of grant vested	% of grant forfeited
T J Homburg	30-Nov-2006	1-Mar-2011	—	166,667	$2.59	$0.98	1-Mar- 2008	—	Nil
L Burns	14-Sep-2007	13-Sep-2012	100,000	50,000	$3.61	$1.23	14-Sep-2008	50%	Nil
A Gautam	14-Sep-2007	13-Sep-2012	100,000	50,000	$3.61	$1.23	From date of grant	50%	50%
S Meibusch	14-Sep-2007	13-Sep-2012	100,000	50,000	$3.61	$1.23	14-Sep-2008	50%	Nil
J Garner	14-Sep-2007	13-Sep-2012	50,000	Nil	$3.61	$1.23	14-Sep- 2008	Nil	Nil
J Devlin	14-Sep-2007	13-Sep-2012	50,000	Nil	$3.61	$1.23	14-Sep- 2008	Nil	Nil
L Marton	1-Feb-2008	1-Feb-2013	100,000	25,000	$2.22	$0.66	1-Feb- 2009	25%	Nil

The following table summarises the value of options granted, exercised or lapsed during the 2008 financial year to directors and key management personnel.

	Value of options granted during the year ^	Value of options exercised during the year	Value of options lapsed during the year	Remuneration consisting of options for the year
	$	$	$	%
T J Homburg	—	—	—	22.6
L Burns	109,609	—	$ Nil	28.0
A Gautam	54,304	—	—	17.1
S Meibusch	109,609	—	—	46.1
J Garner	55,305	—	—	22.5
J Devlin	55,305	—	—	25.3
L Marton	36,073	—	—	19.9

^ For details on the valuation of options, including models and assumptions used, please refer to note 14.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

10. Remuneration Report (audited) (cont’d)

D. Share-based payments (cont’d)

During the year no options were exercised by a Director or key management personnel. Where options lapsed due to the underlying share price at the time of option expiry being less than the exercise price $nil is shown.

The Board has introduced a policy prohibiting directors or executives entering into contracts to hedge their exposure to options or shares granted as part of their remuneration. The Board periodically requests directors and executives confirm they are in compliance with this policy.

11.       Loans to Directors and Executives

No loans have been paid to Company directors or executives during or since the end of the financial year.

12.       Environmental Regulations

The Company complies with all environmental regulations applicable to its operations and there have been no significant known breaches.

13.  Rounding

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

14.       Indemnification and Insurance of Directors and Officers

The Company has agreed to indemnify directors in respect of certain liabilities incurred while acting as a director of any group company. No liability has arisen under these indemnities as at the date of this report.

The Company and the directors have agreed to regulate in certain respects the right of access a director has to company records indemnify the directors of the company and its controlled entities.

The Company has agreed to use its reasonable endeavours to arrange insurance for the directors against certain risks the director is exposed to as a director of the Group Companies.

During the year, the Company paid a premium to insure the directors, company secretary and other executive staff. Under the terms and conditions of the insurance arrangements, disclosure of the nature of the insurance and the premium is prohibited.

The liabilities insured include costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the officers in their capacity as officers of the Company.

No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

15.       Auditor Independence and Non-audit Services

A copy of the Company’s auditors’ independence declaration is set out on page 20.

Non-audit services

The following non-audit services were provided by the entity’s auditor, Ernst & Young. The Company’s audit committee pre-approved these non-audit services. The directors are satisfied that the provision of non-audit services is compatible with the general audit standards of independence for auditors imposed by the Corporations Act 2001. The nature and scope of non-audit service provided means that auditor independence was not compromised.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

15.       Auditor Independence and Non-Audit Services (cont’d)

Non-audit services (cont’d)

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

$

Assurance related and due diligence services	40,105
40,105

Signed in accordance with a resolution of the directors.

M. Eutick	T.J. Homburg
Director	Director

Date: 28 August 2008	Date: 28 August 2008

1 Eagle Street Brisbane OLD 4000 Australia GPO Box 7878 Brisbane OLD 4001 Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 www.ey.com/au

Auditor’s Independence Declaration to the Directors of Progen Pharmaceuticals Limited

In relation to our audit of the financial report of Progen Pharmaceuticals Limited for the year ended 30 June 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Brown

Partner

28 August 2008

Liability limited by a scheme approved
under Professional Standards Legislation

Progen Pharmaceuticals Limited

Income Statement

For the year ended 30 June 2008

		Consolidated		Parent
	Note	2008	2007	2008	2007
		$000	$000	$000	$000

REVENUE	4 (a)	6,478	2,666	6,521	2,666

Other income from ordinary activities	4 (b)	1,370	1,113	1,370	1,113

Research and development expenses		16,145	6,992	14,841	6,992
Manufacturing facility expenses		2,721	2,373	2,721	2,373
Administrative and corporate expenses		11,082	5,438	10,519	5,438
Finance costs	4 (c)	19	15	19	15
Impairment loss	11	—	1,769	—	1,769
Other expenses	4(h),11	4,029	9,646	4,029	9,646

LOSS BEFORE INCOME TAX EXPENSE		(26,148)	(22,454)	(24,238)	(22,454)

INCOME TAX EXPENSE	5	—	—	—	—

NET LOSS ATTRIBUTABLE TO MEMBERS OF PROGEN PHARMACEUTICALS LIMITED		(26,148)	(22,454)	(24,238)	(22,454)

Basic and diluted loss per share (cents per share)	6	(43.3)	(50.2)

Dividends per share (cents per share)		—	—		—

The above income statement should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Balance Sheet

As at 30 June 2008

		Consolidated		Parent
	Note	2008	2007	2008	2007
		$000	$000	$000	$000
ASSETS
Current Assets
Cash and cash equivalents	8	76,748	98,223	76,451	98,223
Trade and other receivables	9	722	1,025	722	1,025
Prepayments		187	92	128	92
Government grants		302	—	302	—
Total Current Assets		77,959	99,340	77,603	99,340

Non-current Assets
Short-term deposits		98	87	87	87
Other receivables	9	—	—	2,328	—
Investment in subsidiaries	10	—	—	3,278	—
Plant and equipment	12	1,170	1,213	1,135	1,213
Intangible assets	13	3,364	—	—	—
Total Non-current Assets		4,632	1,300	6,828	1,300

TOTAL ASSETS		82,591	100,640	84,431	100,640

LIABILITIES
Current Liabilities
Trade and other payables	15	6,525	2,096	6,410	2,096
Provisions	16	312	266	296	266
Derivative financial instruments	17	249	—	249	—
Government grants		9	49	9	49
Total Current Liabilities		7,095	2,411	6,964	2,411

Non-current Liabilities
Provisions	16	237	252	237	252
Government grants		—	—	—	—
Total Non-current Liabilities		237	252	237	252

TOTAL LIABILITIES		7,332	2,663	7,201	2,663

NET ASSETS		75,259	97,977	77,230	97,977

EQUITY
Contributed equity	18	191,357	189,194	191,357	189,194
Reserves	19	3,162	1,895	3,223	1,895
Accumulated losses	19	(119,260)	(93,112)	(117,350)	(93,112)

TOTAL EQUITY		75,259	97,977	77,230	97,977

The above balance sheet should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2008

	Number of ordinary shares	Amount	Accumulated losses	Reserves	Total
		$000	$000	$000	$000
At 1 July 2006	40,589,793	88,476	(70,658)	102	17,920
Income and expense recognised directly in equity	—	—	—	—	—
Loss of the period	—	—	(22,454)	—	(22,454)
Total income/expense for the period	—	—	(22,454)	—	(22,454)
Exercise of options – employee	60,000	167	—	—	167
Exercise of options – consultant	13,498	60	—	—	60
Private placements	3,690,037	20,000	—	—	20,000
less transaction costs	—	(1,208)	—	—	(1,208)
Share purchase plan	989,156	5,362	—	—	5,362
less transaction costs	—	(60)	—	—	(60)
US placement	6,900,000	39,591	—	—	39,591
less transaction costs	—	(3,108)	—	—	(3,108)
Rights entitlements offer	5,941,343	34,101	—	—	34,101
less transaction costs	—	(2,502)	—	—	(2,502)
Equity-settled transactions:
Ordinary shares issued as part of termination agreement (refer note 11)	1,232,600	8,325	—	—	8,325
less transaction costs	—	(10)	—	—	(10)
Options issued as part of termination agreement (refer note 11)	—	—	—	1,322	1,322
Share-based payments to employees	—	—	—	419	419
Share-based payments to consultants	—	—	—	52	52
At 30 June 2007	59,416,427	189,194	(93,112)	1,895	97,977

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2008

Consolidated	Number of ordinary shares	Amount	Accumulated losses	Reserves	Total
		$000	$000	$000	$000
At 1 July 2007	59,416,427	189,194	(93,112)	1,895	97,977
Income and expense recognised directly in equity	—	—	—	—	—
Loss of the period	—	—	(26,148)	—	(26,148)
Foreign currency translation reserve	—	—	—	(61)	(61)
Total income/expense for the period	—	—	(26,148)	(61)	(26,209)
Transaction costs related to shares issued prior to 30 June 2007	—	(265)	—	—	(265)
Ordinary shares issued as part of acquisition agreement (refer note 21)	604,959	1,119	—	—	1,119
less transaction costs	—	(5)	—	—	(5)
Ordinary shares issued as part of acquisition agreement (refer note 21)	201,265	372	—	—	372
less transaction costs	—	(3)	—	—	(3)
Ordinary shares issued as part of termination agreement (refer note 11)	171,240	947	—	—	947
less transaction costs	—	(2)	—	—	(2)
Share-based payments to employees	—	—	—	1,328	1,328
At 30 June 2008	60,393,891	191,357	(119,260)	3,162	75,259

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2008

Parent	Number of ordinary shares	Amount	Accumulated losses	Reserves	Total
		$000	$000	$000	$000
At 1 July 2007	59,416,427	189,194	(93,112)	1,895	97,977
Income and expense recognised directly in equity	—	—	—	—	—
Loss of the period	—	—	(24,238)	—	(24,238)
Total income/expense for the period	—	—	(24,238)	—	(24,238)
Transaction costs related to shares issued prior to 30 June 2007	—	(265)	—	—	(265)
Ordinary shares issued as part of acquisition agreement (refer note 21)	604,959	1,119	—	—	1,119
less transaction costs	—	(5)	—	—	(5)
Ordinary shares issued as part of acquisition agreement (refer note 21)	201,265	372	—	—	372
less transaction costs	—	(3)	—	—	(3)
Ordinary shares issued as part of termination agreement (refer note 11)	171,240	947	—	—	947
less transaction costs	—	(2)	—	—	(2)
Share-based payments to employees	—	—	—	1,328	1,328
At 30 June 2008	60,393,891	191,357	(117,350)	3,223	77,230

The above statement of changes in equity should be read in conjunction with the accompanying notes

Progen Pharmaceuticals Limited

Cash Flow Statement

For the year ended 30 June 2008

		Consolidated		Parent
	Note	2008	2007	2008	2007
		$000	$000	$000	$000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		1,629	179	1,629	179
Payments to suppliers, employees and others		(23,315)	(11,806)	(23,496)	(11,806)
Receipt of government grants		973	1,097	973	1,097
Interest received		5,048	1,447	5,047	1,447
Finance costs		(19)	(15)	(19)	(15)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	8	(15,684)	(9,098)	(15,866)	(9,098)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	12	(354)	(254)	(342)	(254)
Acquisition of net assets	21	570	—	(360)	—
Costs incurred on acquisition of net assets	21	(1,148)	—	(1,148)	—
NET CASH FLOWS (USED IN) INVESTING ACTIVITIES		(932)	(254)	(1,850)	(254)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of options		—	227	—	227
Share placement		—	99,054	—	99,054
Transaction costs on issue of shares	18(b)	(275)	(6,878)	(275)	(6,878)
Repayment of loan	21	(803)	—	—	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		(1,078)	92,403	(275)	92,403
NET INCREASE/(DECREASE) IN CASH HELD		(17,694)	83,051	(17,991)	83,051
Net foreign exchange differences	4(d)	(3,781)	(700)	(3,781)	(700)
Cash and cash equivalents at beginning of period		98,223	15,872	98,223	15,872
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	76,748	98,223	76,451	98,223

The above cash flow statement should be read in conjunction with the accompanying note

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2008

1. CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2008 was authorised for issue in accordance with a resolution of the directors on 27 August 2008.

Progen Pharmaceuticals Limited (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the NASDAQ Capital Market.

The nature of the operations and principal activities of the Group are described in Note 3.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($000) unless otherwise stated under the option available to the Group under ASIC Class Order 98/100. The Group is an entity to which the class order applies.

Statement of compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Boards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

New accounting standards

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2008.  The Group’s assessment of the impact of the new standards and interpretations considered relevant to it is set out below:

i.                      AASB 8 (IFRS 8) Operating Segments and related consequential amending standard AASB 2007-3 Amendments to Australian Accounting Standards

AASB 8 (IFRS 8) is applicable to reporting periods commencing on or after 1 January 2009.  AASB 8 (IFRS 8) is a new standard replacing AASB 114 Segment Reporting (IAS 14), which adopts a management approach to segment reporting. AASB 8 (IFRS 8) is a disclosure standard so will have no direct impact on the amounts included in the Group’s financial statements, although it may indirectly impact the level at which goodwill is tested for impairment. In addition, the amendments may have an impact on the Group’s segment disclosure.

ii.                   AASB 2008-1 Amendment to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations [AASB 2 (IFRS 2)]

The amendment of AASB 2 (IFRS 2) is applicable to reporting periods commencing on or after 1 January 2009.  The amendment to AASB 2 (IFRS 2) requires instances where a failure to satisfy a non-vesting condition that is within the control of either the entity or the counterparty to be accounted for as a cancellation.

iii.                AASB 3 (IFRS 3) Business Combinations and AASB 127 (IAS 27) Consolidated and Separate Financial Statements and AASB 2008-3 Amendment to Australian Accounting Standards arising from AASB 3 (IFRS 3) and AASB 127 (IAS 27)

These amendments are applicable to reporting periods commencing on or after 1 July 2009.  The Group has not yet assessed the impact they may have on future financial reports.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

New accounting standards (cont’d)

iv.               AASB 101 (IAS 1) and related consequential amending standard AASB 2007-8 Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards. Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.

These amendments are applicable to reporting periods commencing on or after 1 January 2009.  The Group has not yet assessed the impact this may have on future financial reports.

v.                  AASB 2008-5 Amendments to Australian Accounting Standards arising from the Annual Improvements project and AASB 2008-6 Further Amendments to Australian Accounting Standards arising from the Annual improvements Project. The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs.

AASB 2008-5 is applicable to reporting periods commencing on or after 1 January 2009 and AASB 2008-6 is applicable to reporting periods commencing on or after 1 July 2009. The Group has not yet assessed the impact these amendments may have on future financial reports.

vi.               AASB 2008-7 Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate. The main amendments of relevance to Australian entities are those made to AASB 127 (IAS 27) deleting the ‘cost method’ and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity’s separate financial statements (i.e., parent company accounts). The distinction between pre- and post-acquisition profits is no longer required. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.

AASB 2008-7 is applicable to reporting periods commencing on or after 1 January 2009. The Group has not yet assessed the impact this may have on future financial reports.

Adoption of new accounting standards

Since 1 July 2007 the Group and the Company have adopted the following standards and Interpretations, mandatory for annual periods beginning on or after 1 January 2007. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group or the Company.

•                  AASB 7 (IFRS 7) Financial Instruments: Disclosures and related consequential amending standard AASB 2005-10 Amendments to Australian Accounting Standards.

•                  AASB Interpretation 11 (IFRIC 11) Group and Treasury Share Transactions

•                  AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments

•                  AASB 2007-7 Amendments to Australian Accounting Standards

Basis of consolidation

The consolidated financial statements comprise the financial statements of Progen Pharmaceuticals Limited and its subsidiaries as at 30 June each year (the Group).

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether a group controls another entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Basis of consolidation (cont’d)

Investments in subsidiaries held by Progen Pharmaceuticals Limited are accounted for at cost in the separate financial statements of the parent entity.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

Business combinations and asset acquisitions – refer note 21

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Acquisitions of entities that do not meet the definition of a business contained in AASB 3 Business Combinations (IFRS 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 Intangible Assets (IAS 38)) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i) Share based payments

The costs of equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in note 14.  The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Revenue recognition – refer note 4

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

(ii) Interest income

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Government grants – refer note 4 and 24

Government grants are recognised as revenue when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When grants are received prior to being earned, they are recognised as a liability in the balance sheet.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Borrowing costs – refer note 4

Borrowing costs are recognised as an expense when incurred.

Leases – refer note 22

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense. There are no finance leases.

Cash and cash equivalents – refer note 8

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Restricted short-term deposits

As at 30 June 2008 restricted term deposits totalling $98,000 (2007: $87,000) were held under bank guarantees relating to the Group’s leased premises.

Trade and other receivables – refer note 9

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Derivative financial instruments – refer note 17

The Group uses derivative financial instruments (forward currency contract) to manage the risks associated with foreign currency fluctuation. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value using current forward exchange rates for contracts with similar maturity profiles.

Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

As the derivative instrument does not qualify for hedge accounting, any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss for the year.

Investment and other financial assets

Investments and financial assets in the scope of AASB 139 (IAS 39) Financial instruments: Recognition and Measurement and AASB 7 Financial instruments: Disclosure are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Investment and other financial assets (cont’d)

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs. The only financial assets are receivables, which are subsequently  measured at amortised cost, and derivatives, which are subsequently measured at fair value through profit or loss.

Recognition and Derecognition

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions & balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(iii) Translation of Group Companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars as at the date of each transaction. Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

Income tax – refer note 5

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•                  when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

•                  when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probably that the temporary difference will not reverse in the foreseeable future.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income tax – refer note 5 (cont’d)

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•                  when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•                  when the deductible temporary difference is associated with investments in subsidiaries, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•                  when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•                  receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Plant and equipment – refer note 12

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 10 years
Leasehold improvements	3 to 6 years

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Plant and equipment – refer note 12 (cont’d)

(i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

(ii) Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Intangible assets – refer note 13

Intangible assets acquired separately or in a business combinations are initially measured at cost. The cost of an intangible asset acquired in a business combination or as an asset acquisition is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

A summary of the policy applies to the Group’s intangible assets is as follows:

Intellectual Property Rights

Useful life
Finite
Amortisation method used
Amortised over the period of expected future benefit from the related project on a straight line basis
Internally generated or acquired
Acquired
Impairment testing
Annually as at 30 June. The amortisation method is reviewed at each financial year-end.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Trade and other payables – refer note 15

Trade payables and other payables are carried at amortised costs and their fair value approximates their carrying value due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions – refer note 16

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Make good provision

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises.  The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term.  These future cost estimates are discounted to their present value.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Share-based payment transactions – refer note 14

(i) Equity-settled transactions:

The Group provides benefits to employees (including senior executives) and consultants of the Group in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions). In addition, the Group has made share-based payments to Medigen Biotechnology Corporation under the terms of an agreement (refer note 11).

The cost of these equity-settled transactions are measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial model, further details of which are given in note 14. The fair value of shares is determined by the market value of the Group’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Group (market conditions) if applicable.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-based payment transactions – refer note 14 (cont’d)

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

(i) the extent to which the vesting period has expired; and

(ii) the Group’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Contributed equity – refer note 18

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share – refer note 6

Basic earnings per share is calculated as net profit attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Group, adjusted for:

•                  costs of servicing equity;

•                  the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•                  other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Segment reporting – refer note 3

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other operating business segments.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability or resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project. There are no capitalised development costs.

3. SEGMENT INFORMATION

The Group operates predominantly in the biotechnology industry.  The Group’s primary segment reporting format is business segments as the Group’s risks and rates of return are affected predominantly by differences in the products and services produced. The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

	Research & Development	Manufacturing	Total
	$000	$000	$000
Business segments 2008
Operating revenue
Sales to external customers	—	1,086	1,086
Government grants	1,316	—	1,316
Total segment revenue	1,316	1,086	2,402

Unallocated revenue			5,446
Total revenue			7,848

Segment result	(14,828)	(1,635)	(16,463)

Unallocated revenues & expenses			(9,685)
Operating loss			(26,148)

2008
Assets
Segment assets	4,057	639	4,696
Unallocated assets			77,895
Total assets			82,591

Liabilities
Segment liabilities	5,498	208	5,706
Unallocated liabilities			1,626
Total liabilities			7,332

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

3. SEGMENT INFORMATION (cont’d)

	Research & Development	Manufacturing	Total
	$000	$000	$000
Other segment information
Acquisition of property, plant & equipment, and other non-current assets	42	168	210
Unallocated acquisition of property, plant & equipment, and other non-current assets			3,660
Depreciation	78	264	342
Unallocated depreciation and amortisation			231

Business segments
2007

Operating revenue
Sales to external customers	—	920	920
Government grants	1,073	—	1,073
Total segment revenue	1,073	920	1,993

Unallocated revenue			1,786
Total revenue			3,779

Segment result	(5,919)	(1,453)	(7,372)

Unallocated revenues & expenses			(15,082)
Operating loss			(22,454)

2007
Assets
Segment assets	342	721	1,063
Unallocated assets			99,577
Total assets			100,640

Liabilities
Segment liabilities	1,310	244	1,554
Unallocated liabilities			1,109
Total liabilities			2,663

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	46	170	216
Unallocated acquisition of property, plant & equipment, and other non-current assets			38
Depreciation	127	320	447
Unallocated depreciation			54

Geographical segments

The Group operates the Research and Development business in Australia and the U.S.A. As the risks and returns associated with the operations of each geographical segment are not materially different, the Group does not report separately by geographical segment.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

4.  REVENUE AND EXPENSES

The following revenue and expense disclosure is relevant in explaining the performance of the entity:

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
(a) Revenue
Manufacturing services revenue	1,086	920	1,086	920
Interest revenue	5,392	1,746	5,435	1,746
Total revenue from continuing operations	6,478	2,666	6,521	2,666

(b) Other income
Government grants	1,316	1,073	1,316	1,073
Other	54	40	54	40
Total other income	1,370	1,113	1,370	1,113

(c) Finance cost
Other loans	17	15	17	15
Make good provision discount adjustment	2	—	2	—
Total finance costs	19	15	19	15

(d) Depreciation, amortisation and foreign exchange differences included in the income statement
Depreciation	423	501	419	501
Amortisation of Intellectual Property rights	151	—	—	—
Net foreign exchange loss/(gain) - realised	79	(17)	79	(17)
Net foreign exchange loss/(gain) - unrealised	3,781	700	3,781	700

(e) Lease payments and other expenses included in the income statement
Minimum lease payments – operating leases	342	295	284	295

(f) Employee benefit expenses
Wages and salaries	4,905	4,170	4,621	4,170
Long service leave provision	25	20	25	20
Share-based payments expenses	1,328	419	1,328	419

(g) Write off receivables due to un-collectability
Bad debt expense	121	—	121	—

(h) Other expenses
Fair value of 171,240 Progen shares issued (2007: 1,232,600) and 561,360 Progen shares purchased on-market as part of termination agreement (refer note 11)	2,029	8,325	2,029	8,325
Issue of 1,000,000 options as part of termination agreement (refer note 11)	—	1,321	—	1,321
Cash paid to Medigen as part of termination agreement (refer note 11)	2,000	—	2,000	—
	4,029	9,646	4,029	9,646

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

5.  INCOME TAX

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
The prima facie tax, using tax rates applicable in the country of operation, on operating loss differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss from operating activities @ 30%	(7,844)	(6,736)	(7,271)	(6,736)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Impairment of available-for-sale investment	—	531	—	531
- Non deductible items	447	561	402	561
- Temporary differences	291	(265)	287	(265)
- Additional deduction for research and development expenditure	(1,621)	(262)	(1,621)	(262)
Prior year R&D true-up	(595)	—	(595)	—
Foreign tax rate adjustment	(193)		—	—
Income tax benefit attributable to current year losses as reported in the Income Statement	(9,515)	(6,171)	(8,798)	(6,171)
Deferred tax asset not brought to account as realisation of the asset is not regarded as probable	9,515	6,171	8,798	6,171
Income tax attributable to operating loss	—	—	—	—

	Balance Sheet
	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(193)	(90)	(193)	(90)
Grant income not yet assessable	(91)	—	(91)	—

Deferred tax assets
Unrealised foreign currency loss	1,134	210	1,134	210
Sundry creditors and accruals	67	63	67	63
Depreciation	181	202	181	202
Employee entitlements	118	110	114	110
Make good obligation	46	45	46	45
Share issue transaction costs	1,330	1,709	1,330	1,709
Patent costs	146	143	146	143
Losses available for offset against future taxable income	39,043	29,528	38,326	29,528

Deferred tax asset	41,781	31,920	41,060	31,920
Net deferred tax asset not recognised	(41,781)	(31,920)	(41,060)	(31,920)
Net deferred income tax assets		—	—	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

5.  INCOME TAX (cont’d)

The deferred tax asset will only be obtained if:

(i)                                     future assessable income of a nature and of an amount sufficient to enable the benefit to be realised;

(ii)                                  the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii)                               no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $127,756,000 (2007: $100,411,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has US federal and state net operating loss carryforwards of approximately $1,488,000 and $257,000.

6. EARNINGS/(LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2008	2007
	$000	$000

Loss used in calculating basic earnings/(loss) per share	(26,148)	(22,454)

	Number of Shares	Number of Shares

Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	60,339,594	44,768,450

Basic and diluted earnings/(loss) per share (cents per share)	(43.3)	(50.2)

Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary share that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

There are 5,639,538 options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

7. DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

8. CURRENT ASSETS - CASH AND CASH EQUIVALENTS

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
Cash at bank and in hand	1,247	31,864	950	31,864
Short-term deposits	75,501	66,359	75,501	66,359
Cash and cash equivalents	76,748	98,223	76,451	98,223

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

8. CURRENT ASSETS - CASH AND CASH EQUIVALENTS (cont’d)

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000

Reconciliation of net loss after tax to net cash flows from operations
Net loss	(26,148)	(22,454)	(24,238)	(22,454)
Adjustments for:
Depreciation	423	501	419	501
Impairment of available-for-sale financial assets	—	1,769	—	1,769
Make good provision	2	—	2	—
Amortisation of Intellectual Property rights	151	—	—	—
Share options expensed	1,328	471	1,328	471
Equity based payments issued as part of termination agreement (refer note 11) – shares issued	947	9,646	947	9,646
Net fair value change on derivatives (loss)	249	—	249	—
Net loss on disposal of property, plant and equipment	1	—	1	—
Foreign exchange loss – unrealised	3,781	700	3,781	700
Foreign currency movement	(61)	—	—	—

Changes in assets and liabilities
(Increase)/decrease in trade and other receivables	302	(869)	(2,027)	(869)
(Increase)/decrease in prepayments	(63)	357	(36)	357
(Decrease)/increase in trade and other payables	3,716	823	4,036	823
(Decrease)/increase in provisions	31	35	15	35
(Decrease)/increase in government grants	(343)	(77)	(343)	(77)
Net cash used in operating activities	(15,684)	(9,098)	(15,866)	(9,098)

9. TRADE AND OTHER RECEIVABLES

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
Current
Trade receivables	9	602	9	602
Other receivables (i)	713	423	713	423
Total current trade and other receivables	722	1,025	722	1,025

Non-current

Other receivables (ii)	—	—	2,328	—

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms.

(ii) The intercompany receivable is a loan funding intercompany operations with no specific repayment terms, and is therefore unlikely to be repaid in 12 months. The loan is an interest bearing loan with 8.05%pa interest.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

10. NON-CURRENT ASSETS - INVESTMENT IN SUBSIDIARIES

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
Investment in controlled entities (note 21) – at cost	—	—	3,278	—

11. MEDIGEN ALLIANCE AGREEMENT TERMINATION

On 31 May 2000, Progen entered into an agreement with Medigen (“MBC”), a company incorporated in Taiwan, in relation to the co-development of PI-88 (the ‘Alliance Agreement’). Under the Alliance Agreement, MBC was to fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials were in addition to those undertaken by Progen. In return MBC was entitled to receive a 15% royalty on PI-88 proceeds of commercialisation received by Progen.

On 28 April 2005, Progen, and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return, MBC agreed to fund 50% of Phase 2 melanoma clinical trial (PI-88 in combination with Dacarbazine) up to $1 million.

Under the Alliance Agreement, Progen was issued 19.9% of MBC´s issued ordinary equity with certain anti-dilution rights. As at 30 June 2006, Progen held 15,176,525 ordinary shares in MBC.

On 16 January 2007, Progen announced that it had agreed terms with MBC to conclude the Alliance Agreement. In consideration for MBC agreeing to end the Alliance Agreement, and foregoing their entitlement to the 15% royalty, and to compensate MBC for their contribution to the development of PI-88, Progen agreed to:

•                  Return the 15,176,525 MBC ordinary shares to MBC.

•                  Issue 500,000 Progen shares to MBC on execution of the termination agreement;

•                  Reimburse to MBC $300,000 being the funds they contributed to the costs of the PI-88 Phase 2 Melanoma clinical trial on execution of the agreement;

•                  Issue a further 732,600 Progen shares and pay $2,000,000 in cash or shares, at Progen’s discretion, to MBC on MBC completing two clinical milestones in relation to the PI-88 Phase 2 HCC Trial;

•                  Pay MBC up to $4,000,000 on PI-88 achieving specified clinical and commercial milestones; and

•                  Issue 1,000,000 options to MBC upon MBC providing to Progen the HCC Phase 2 Trial Final Study Report.

The financial statements for the period ended 30 June 2007 included the financial impact of the return of the 15,176,525 MBC shares to MBC, that being an impairment loss of $1,769,198, the reimbursement of the $300,000, the value of 1,232,600 Progen shares and 1,000,000 options on Progen shares.  The fair value at the measurement date of  the 1,232,600 Progen shares was $8,325,000 and 1,000,000 options over Progen shares was $1,321,000. The total financial impact is an increase in the operating loss from continuing operations of $11,715,198.

The fair value of the shares and options issued to Medigen was calculated using a binomial model rather than estimating the fair value of the 15% royalty stream being bought back as we were unable to reliably estimate the future cash flows of PI-88 as we were still in development.

In accordance with the Accounting Standard AASB 138 (IAS 38) Intangible Assets the 15% royalty stream being bought back by Progen has been valued at $nil.  As a result, the fair value of the shares and options issued to Medigen have been expensed.

The fair value of the 1,232,600 shares issued to Medigen has been calculated using the market value of the shares as at date of issue.  The fair value of the 1,000,000 options issued to Medigen has been calculated using a binomial model taking into account the terms and conditions upon which the options were granted. The assumptions used as inputs to the model were:

Expected volatility	71%
Risk-free interest rate	6.22%
Expected life of options (years)	2
Option exercise price	$7.11
Share price at grant date	$5.46
Dividend yield	0.0%

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

11. MEDIGEN ALLIANCE AGREEMENT TERMINATION (cont’d)

The financial statements for the period ended 30 June 2008 include the financial impact $2,029,000 on MBC completing the second clinical milestone in relation to the PI-88 phase 2 HCC trial (this obligation was satisfied via the issue of 732,600 shares of which 171,240 were newly issued shares and 561,360 were acquired on-market and re-issued to MBC) and $2,000,000 paid to MBC on PI-88 achieving a specified clinical milestone.

There remains $2,000,000 to be paid on a defined PI-88 commercialisation milestone or transaction event being achieved. This will be booked in a future reporting period when incurred.

12. NON-CURRENT ASSETS - PLANT & EQUIPMENT

	Consolidated
	1 July 2007	Additions	Disposals	Depreciation	30 June 2008
	$000	$000	$000	$000	$000
Plant & equipment
At cost	4,766	165	—	—	4,931
Accumulated depreciation	(3,805)	—	—	(305)	(4,110)
	961	165	—	(305)	821

Office equipment
At cost	421	148	(2)	—	567
Acquisition of assets	—	27	—	—	27
Accumulated depreciation	(326)	—	1	(79)	(404)
	95	175	(1)	(79)	190

Leasehold improvements
At cost	811	41	—	—	852
Accumulated depreciation	(654)	—	—	(39)	(693)
	157	41	—	(39)	159

TOTAL	1,213	381	(1)	(423)	1,170

	1 July 2006	Additions	Disposals	Depreciation	30 June 2007
	$000	$000	$000	$000	$000
Plant & equipment
At cost	4,603	163	—	—	4,766
Accumulated depreciation	(3,408)	—	—	(397)	(3,805)
	1,195	163	—	(397)	961

Office equipment
At cost	353	68	—	—	421
Accumulated depreciation	(286)	—	—	(40)	(326)
	67	68	—	(40)	95

Leasehold improvements
At cost	788	23	—	—	811
Accumulated depreciation	(590)	—	—	(64)	(654)
	198	23	—	(64)	157

TOTAL	1,460	254	—	(501)	1,213

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

12. NON-CURRENT ASSETS - PLANT & EQUIPMENT (cont’d)

	Parent
	1 July 2007	Additions	Disposals	Depreciation	30 June 2008
	$000	$000	$000	$000	$000
Plant & equipment
At cost	4,766	165	—	—	4,931
Accumulated depreciation	(3,805)	—	—	(305)	(4,110)
	961	165	—	(305)	821

Office equipment
At cost	421	136	(2)	—	555
Accumulated depreciation	(326)	—	1	(75)	(400)
	95	136	(1)	(75)	155

Leasehold improvements
At cost	811	41	—	—	852
Accumulated depreciation	(654)	—	—	(39)	(693)
	157	41	—	(39)	159

TOTAL	1,213	342	(1)	(419)	1,135

	1 July 2006	Additions	Disposals	Depreciation	30 June 2007
	$000	$000	$000	$000	$000
Plant & equipment
At cost	4,603	163	—	—	4,766
Accumulated depreciation	(3,408)	—	—	(397)	(3,805)
	1,195	163	—	(397)	961

Office equipment
At cost	353	68	—	—	421
Accumulated depreciation	(286)	—	—	(40)	(326)
	67	68	—	(40)	95

Leasehold improvements
At cost	788	23	—	—	811
Accumulated depreciation	(590)	—	—	(64)	(654)
	198	23	—	(64)	157

TOTAL	1,460	254	—	(501)	1,213

13. NON-CURRENT ASSETS - INTANGIBLE ASSETS

Intellectual property rights

Reconciliation of carrying amount at the beginning and end of the period:

	Consolidated	Parent
	$000	$000
Year end 30 June 2008
At 1 July 2007 net of accumulated amortisation	—	—
Acquisition of subsidiary (note 21)	3,515	—
Amortisation	(151)	—
At 30 June 2008 net of accumulated amortisation	3,364	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

13. NON-CURRENT ASSETS - INTANGIBLE ASSETS  (cont’d)

Intellectual property rights were acquired through a business combination and are carried at cost less accumulated amortisation. This intangible asset has been determined to have a useful life until 15 October 2017, which is the patent expiry of the lead compound acquired through the acquisition of CellGate, Inc. (refer note 21) and is being amortised using the straight line method over this period. The amortisation has been recognised in the income statement in the line item “administrative and corporate expenses”. If an impairment indication arises, the recoverable amount is estimated and an impairment loss is recognised to the extent that the recoverable amount is lower than the carrying amount.

14. SHARE BASED PAYMENTS

(a) Employee option plan

The Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2007 annual general meeting.

Options granted to Company employees are issued under the Employee Plan.  Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price.  The exercise price, except for the 500,000 options granted to the CEO, is based on the weighted average closing price at which the Group’s shares are traded on the Australian Securities Exchange during the five trading days immediately before they are granted.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (ie. no longer an employee), are forfeited and not capable of exercise.  Options must be exercised by the expiry dates or they lapse. The vesting period is 12 months of service from the grant date.

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”).  The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

At 30 June 2008 there were a total of 20,000 (2007: 20,000) unlisted options over ordinary shares issued to a consultant.

(c) Medigen options

Under the terms of an agreement (refer note 11) Progen issued Medigen Biotechnology Corporation 1,000,000 options on 6 June 2007. These options were granted for nil consideration, are exercisable from the date of issue and have an exercise price of $7.11. The expiry date for these options is 6 June 2009. The grant date fair value of each option was $1.32.

At 30 June 2008 there were a total of 1,000,000 (2007: 1,000,000) unlisted options over shares issued to Medigen.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

14. SHARE BASED PAYMENTS (cont’d)

Information with respect to the number of all options granted is as follows:

	2008		2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Beginning of the financial year	1,637,000	6.61	30,000	3.09
- granted (i)	1,317,250	3.46	1,667,000	6.69
- forfeited	(159,750)	3.61	—	—
- expired	(125,500)	3.30	—	—
- exercised (ii)	—	—	(60,000)	2.79
Balance at end of year	2,669,000	5.39	1,637,000	6.61
Exercisable at end of year	1,864,834		1,303,667

(i) The weighted average fair value at the grant date in the 2008 financial year was $1.17 (2007: $1.20).

(ii) The weighted average share price at the date of exercise for share options exercised in the 2008 financial year was $nil (2007; $6.50).

The following table summarises information about options granted during the course of the financial year and outstanding at 30 June 2008:

		Balance beginning of year		Balance end of year
Grant date	Expiry date	Number of options	Average option exercise price	Number of options	Average option exercise price
			$		$
8 April 2006	8 November 2008	30,000	3.09	30,000	3.09
29 August 2006	28 February 2008	33,000	2.79	—	—
29 August 2006	29 August 2011	54,000	2.79	39,000	2.79
30 November 2006	1 March 2011	166,667	7.80	166,667	7.80
30 November 2006	1 March 2011	166,667	TBD	166,667	2.59
30 November 2006	1 March 2011	166,666	TBD	166,666	TBD	(1)
25 January 2007	25 January 2010	20,000	5.42	20,000	5.42
6 June 2007	6 June 2009	1,000,000	7.11	1,000,000	7.11
14 September 2007	13 September 2012	—	—	955,000	3.61
1 February 2008	1 February 2013	—	—	100,000	2.22
10 March 2008	10 March 2013	—	—	25,000	1.42
		1,637,000		2,669,000

TBD - To Be Determined

(1) price equal to a 30% premium to the 60 day volume weighted average price (VWAP) prior to 1 March 2009

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

Fair value of shares issued on exercise of options is estimated to be the market price of shares of Progen Pharmaceuticals Limited on the ASX as at the close of trading on their respective issue dates.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

14. SHARE BASED PAYMENTS (cont’d)

The following table lists the weighted average inputs to the model used for the year ended 30 June 2007 and 30 June 2008:

	2008	2007
Expected volatility	65%	63%
Risk-free rate average	6.26%	6.12%
Expected life average (years)	2.50	1.57
Dividend yield	nil	nil
Option exercise price	$3.46	$6.79
Share price at grant date	$3.39	$6.69

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends,which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

The expense recognised for the above options issued during the course of the year is shown in the table below:

	2008	2007
	$000	$000
Option type
Employee (refer note 4(f))	1,328	419
Consultant	—	52
Medigen (refer note 4(h))	—	1,322
Total expense arising from share-based payment transactions	1,328	1,793

15. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
Trade creditors (i)	621	818	527	818
Other creditors (ii)	5,904	1,278	5,883	1,278
	6,525	2,096	6,410	2,096

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies - US$4,365,533. Refer note 17.

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)  Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii) Other creditors are non-interest bearing and have a term between 30 days and 12 months.

16. PROVISIONS

Make good provision

In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term.  For the Darra premises the parent provided nil in the year 2008 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668 (2007 provided: $7,788).  For the Toowong premises a provision of $2,153 was amortised during this financial year (2007: $2,496).

Because of the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a discount rate of 10 per cent.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

16. PROVISIONS (cont’d)

Long service leave provision

Refer to note 2 for the relevant accounting policy and a discussion of the significant estimations and assumptions applied in the measurement of this provision.

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
Make good provision	154	152	154	152
Employee benefits provision
Long service leave	134	164	134	164
Annual leave	261	202	245	202
	395	366	379	366
	549	518	533	518

Movement in provision

	Make good provision	Long service leave	Annual leave	Total
	$000	$000	$000	$000
Consolidated
At 1 July 2007	152	164	202	518
Arising during the year	—	191	349	540
Amortised	2	—	—	2
Utilised	—	(221)	(290)	(511)
At 30 June 2008	154	134	261	549

Current 2008	—	51	261	312
Non-current 2008	154	83	—	237
	154	134	261	549

Current 2007	—	64	202	266
Non-current 2007	152	100	—	252
	152	164	202	518
Parent
At 1 July 2007	152	164	202	518
Arising during the year	—	191	333	524
Amortised	2	—	—	2
Utilised	—	(221)	(290)	(511)
At 30 June 2008	154	134	245	533

Current 2008	—	51	245	296
Non-current 2008	154	83	—	237
	154	134	245	533

Current 2007	—	64	202	266
Non-current 2007	152	100	—	252
	152	164	202	518

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

17.       DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
Current Liabilities
Forward currency contract	249	—	249	—

The Group had a significant portion of future financial commitments in United States Dollars (USD), including payments to service providers in relation to the PI-88 PATHWAY trial and the funding of our recently acquired U.S. subsidiary.

In order to minimise the effects against downward movements in the Australian dollar against the USD, the Group entered into a US$5 million forward currency contract to purchase US$, therefore, mitigate the currency exposure associated with our USD commitments.

	Notional amounts $AUD		Contracted exchange rate
	2008	2007	2008	2007
	$000	$000
Buy US$/Sell Australian $
Buy US$Maturity 0-12 months – Consolidated	5,200	—	0.9062	—
Buy US$Maturity 0-12 months – Parent	5,200	—	0.9062	—

This contract is fair valued by comparing the contracted rate to the market rate for a contract with the same length of maturity.  All movements in fair value are recognised in profit or loss in the period they occur. The net fair value loss on foreign currency derivatives during the year was $249,000 for the Group.

18.       CONTRIBUTED EQUITY

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
a) Issued and paid up capital
Ordinary shares fully paid	191,357	189,194	191,357	189,194

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

18.       CONTRIBUTED EQUITY (cont’d)

	2008		2007
	Number of shares	$000	Number of shares	$000
b) Movements in shares on issue
Beginning of the financial year	59,416,427	189,194	40,589,793	88,476
Issued during the year:
- equity raised through private placement	—	—	3,690,037	20,000
less transaction costs	—	—	—	(1,208)
- options exercised by consultant	—	—	13,498	60
- options exercised by employees in terms of the Employee Option Incentive Plan approved at the 2006 AGM held	—	—	60,000	167
- equity raised through share purchase plan	—	—	989,156	5,362
less transaction costs	—	—		(60)
- equity settled transactions (refer note 11)	—	—	1,232,600	8,325
less transaction costs	—	—		(10)
- equity raised through US placement	—	—	6,900,000	39,591
less transaction costs	—	—		(3,108)
- equity raised through rights entitlements offer	—	—	5,941,343	34,101
less transaction costs	—	—		(2,502)
- transaction costs in relation to shares issued prior to 30 June 2007	—	(265)	—	—
- equity issued as part of CellGate acquisition (refer note 21)	604,959	1,119	—	—
less transaction costs	—	(5)	—	—
- equity issued as part of CellGate acquisition (refer note 21)	201,265	372	—	—
less transaction costs	—	(3)	—	—
- equity settled transactions (refer note 11)(1)	171,240	947	—	—
less transaction costs	—	(2)	—	—

End of the financial year	60,393,891	191,357	59,416,427	189,194

(1) This equity issue was made under the terms of the Medigen termination agreement (refer note 11). The total obligation was the issue of 732,600 shares ($2,029,000), of which 561,360 shares ($1,082,000) were acquired on-market and transferred to Medigen, and 171,240 new shares were issued to Medigen.

c)  Shares options

At 30 June 2008 there were a total of 5,639,538 (2007: 4,607,538) unissued ordinary shares in respect of which options were outstanding, comprising of:

(i) Consultant options:

At 30 June 2008 there were a total of 20,000 (2007: 20,000) unlisted options over ordinary shares issued to a consultant.

(ii) Employee and executive share incentive scheme:

During the 2008 financial year, 1,317,250 unlisted options over ordinary shares were granted in terms of the Progen Directors and Employees Option Incentive Plan (2007: 647,000).

In total 1,649,000 unlisted options over ordinary shares remain outstanding as at 30 June 2008 (2007: 617,000) with varying exercise prices and exercise dates. Of the total outstanding options, 844,834 options are exercisable, 166,666 options granted to the CEO and 637,500 options granted to employees have not yet vested. Refer to note 14.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

18.    CONTRIBUTED EQUITY (cont’d)

c)  Shares options (cont’d)

(iii) Rights entitlements offer

In its prospectus dated 10 May 2007, Progen invited applications by way of 1 for 9 non-renounceable entitlement offer for 5,941,343 new shares at $5.74 per share with one free option for each two new shares. The exercise price of the options is $8.40. The options are exercisable at any time on or prior to the option expiry date of 28 May 2010. In total 2,970,538 listed options were issued over ordinary shares and remain outstanding as at 30 June 2008.

(iv) Options issued to Medigen

Under the terms of an agreement to conclude the Alliance Agreement Medigen was issued 1,000,000 options.  The options were issued on 6 June 2007, are exercisable from grant date, expire on 6 June 2009 and have an exercise price of $7.11. Refer to note 11.

19.  ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
Balance 1 July	(93,112)	(70,658)	(93,112)	(70,658)
Net loss	(26,148)	(22,454)	(24,238)	(22,454)
Balance 30 June	(119,260)	(93,112)	(117,350)	(93,112)

Reserves

Options reserve

The options reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration. Also includes consultants and Medigen.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

	Consolidated			Parent
	Options reserve	Foreign currency translation	Total	Options reserve	Foreign currency translation	Total
	$000	$000	$000	$000	$000	$000
Balance 1 July 2006	102	—	102	102	—	102
Employee option reserve	419	—	419	419	—	419
Consultant option reserve	52	—	52	52	—	52
Medigen option reserve	1,322	—	1,322	1,322	—	1,322
Foreign currency translation	—	—	—	—	—	—
Balance 30 June 2007	1,895	—	1,895	1,895	—	1,895

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

19.    ACCUMULATED LOSSES AND RESERVES (cont’d)

Foreign currency translation reserve (cont’d)

	Consolidated			Parent
	Options reserve	Foreign currency translation	Total	Options reserve	Foreign currency translation	Total

Balance 1 July 2007	1,895	—	1,895	1,895	—	1,895
Employee option reserve	1,328	—	1,328	1,328	—	1,328
Consultant option reserve	—	—	—	—	—	—
Medigen option reserve	—	—	—	—	—	—
Foreign currency translation	—	(61)	(61)	—	—	—
Balance 30 June 2008	3,223	(61)	3,162	3,223	—	3,223

20.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash, short-term deposits and derivatives.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group enters into derivative transactions, principally forward currency contracts from time to time. The purpose is to manage the currency risk arising from the Group’s operation and its sources of finance. The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk and credit risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

The Board reviews and agrees policies for managing each of these risks which are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Credit risk

The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables and intercompany receivable, are current (i.e. none are contractually overdue).

Receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. All the Group’s material cash balances are with a large national Australian bank and are not exposed to the US banking market risks. There are no significant concentrations of credit risk.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of project research utilising an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial assets/liabilities due after twelve months.

The table below reflects all payables and derivative financial instruments as of 30 June 2008. For derivative financial instruments the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial assets and liabilities without fixed amount or timing are based on the conditions existing at 30 June 2008.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

20.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

The remaining contractual maturities of the Group’s and parent entity’s financial liabilities are:

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
6 months or less	12,043	2,096	11,928	2,096

Foreign currency risk

As a result of significant USD contracts with  PATHWAY service providers and significant operations in the United States, the Group’s income statement can be affected significantly by movements in the US$/AU$ exchange rates. The Group seeks to mitigate the effect of its foreign currency exposure by holding US dollars.

As a result of a US capital rising in May 2007 and further purchases of US dollars at spot rates, the Group currently holds US$27,500,000 (2007: US$23,500,000).

At 30 June 2008, the Group had the following exposure to US$ currency that is not designated in cash flow hedges:

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
Financial assets
Cash and cash equivalents	29,441	28,655	29,143	28,655
	29,441	28,655	29,143	28,655
Financial liabilities
Trade and other payables	4,655	267	4,540	267
	4,655	267	4,540	267
Net exposure	24,786	28,388	24,603	28,388

The Group also has, as outlined in note 17, forward contracts in USD that are subject to fair value movements through profit and loss as foreign exchange rates move.

At 30 June 2008, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2008	2007	2008	2007
	$000	$000	$000	$000
Consolidated
AUD/USD + 5%	(1,180)	(1,352)	(3)	—
AUD/USD -10%	2,754	3,154	6	—

Parent
AUD/USD + 5%	(1,171)	(1,352)	—	—
AUD/USD -10%	2,734	3,154	—	—

The sensitivity is lower in 2008 than 2007 due to net exposure to USDs being higher in 2007. The sensitivity analysis in the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Refer note 8 for details on the Groups cash and cash equivalents at 30 June 2008.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

20.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

Interest rate risk (cont’d)

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the balance sheet date.

At 30 June 2008, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2008	2007	2008	2007
	$000	$000	$000	$000

Consolidated
+ .5% (50 basis points)	384	491	—	—
- 1% (100 basis points)	(767)	(982)	—	—

Parent
+ .5% (50 basis points)	382	491	—	—
- 1% (100 basis points)	(765)	(982)	—	—

The sensitivity is lower in 2008 than 2007 because of a reduction in cash and cash equivalents that occurred during the 2008 financial year. The sensitivity analysis in interest rates were determined based on historical movements over the past two years.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and investment grade commercial paper.

Policy stipulates the type of investment able to be made.  The objective of the policy is to maximise interest income within agreed upon credit worthiness criteria.

Maturity analysis of financial assets and liability based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

Financial instruments 2008	1 year or less	Over 1 to 5 years	More than 5 years	Total carrying amount as per the balance sheet	Weighted average effective interest rates
	$000	$000	$000	$000%
Consolidated financial assets
Cash and cash equivalents	76,748	—	—	76,748	5.8
Trade and other receivables	722	—	—	722	—
Security deposit	98	—	—	98	7.1
	77,568	—	—	77,568

Consolidated financial liabilities
Trade and other payables	6,525	—	—	6,525	—
Derivatives financial instrument	249	—	—	249	—
	6,774	—	—	6,774
Net maturity	70,794	—	—	70,794

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

21.  ASSET ACQUISITIONS

Acquisition of CellGate, Inc.

On 4 February 2008, Progen executed a Definitive Agreement to acquire 100% of the voting shares of CellGate, Inc. (“CellGate”), a privately-held biotechnology company based in the U.S. with oncology assets based on epigenetic and polyamine inhibition. CellGate’s assets include a lead product candidate in Phase 1 and multiple pre-clinical compounds. The acquisition of this entity is not considered to meet the definition of a business combination and accordingly has been accounted for as an acquisition of net assets, without goodwill.

Under the terms of the agreement, the up-front purchase price comprised the issue of 756,199 Progen shares having a value of approximately US$1.5 million and the assumption by Progen of CellGate net liabilities up to US$1.0 million. The shares will be issued as follows: 604,959 Progen shares were issued on closing, 75,620 Progen shares on the date 6 months after closing and 75,620 Progen shares on the date 12 months after closing. The 6 and 12 month deferred issues of shares have been accrued, however they are subject to there having been no material breaches of warranties and representations given by CellGate. In the event CellGate’s net liabilities at closing are less than US$1.0 million Progen will issue additional shares for the difference but the total number of shares to be issued (including the 604,959 shares of up-front consideration) will in no event exceed 957,464 Progen shares.

CellGate’s net liabilities at closing amounted to US$279,000, therefore under the terms of the Definitive Agreement Progen issued an additional 201,265 Progen shares and paid US$328,000 in cash.

Additional milestone payments of up to US$19.5 million, payable to the CellGate shareholders in Progen shares (to the extent permissible without shareholder approval) and/or cash, are to be made upon the achievement of certain clinical and regulatory milestones in respect of the assets of CellGate. To the extent the milestones are met and Progen shares are required to be issued, the number of shares to be issued will be calculated by reference to a volume weighted average price of Progen shares for the 30 trading days immediately before the date on which the relevant milestones is reached. No provision has been recognised for the US$19.5 million milestone because the achievement of the milestone is not currently considered probable.

At the date of acquisition, Progen was involved in the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer. As a result of the combination, Progen will:

•                  Expand its cancer-focused clinical development portfolio by adding a novel Phase 1 compound;

•                  Leverage its core capabilities in late pre-clinical and early clinical development of oncology compounds;

•                  Add more than ten compounds in pre-clinical development; and

•                  Gain platform technologies in the areas of epigenetics and polyamines that will form the foundation for new compound development.

The fair value of the identifiable assets and liabilities of CellGate, Inc. as at the date of acquisition were:

	Consolidated
	Fair value on acquisition	Carrying value
	$000	$000
Cash and cash equivalents	930	930
Trade and other receivables	45	45
Property, plant and equipment	27	27
Intellectual property rights	3,515	—
	4,517	1,002

Trade and other payables	436	436
Interest bearing loans	803	803
	1,239	1,239

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

21. ASSET ACQUISITIONS (cont’d)

	Consolidated
	Fair value on acquisition	Carrying value
	$000	$000
Net assets acquired	3,278	(237)

Cost of the acquisition:
Shares issued, at fair value	1,491
Shares to be issued, at fair value	279
Cash paid	360
Direct costs relating to the acquisition	1,148
Total costs of the acquisition	3,278

The cash inflow on acquisition is as follows:
Cash acquired with the net assets	930
Cash paid	(360)
Net cash inflow	570

Note that the Group has provisionally allocated a fair value of $3,515,000 to intellectual property rights in relation to the lead compound acquired. The Group will be performing a final assessment of the fair value on issuance of the remaining shares.

22. EXPENDITURE COMMITMENTS

(a) Expenditure commitments

The following expenditure commitments had been contracted but not provided:

Preclinical research study agreements

During the financial year 2008, the Group entered into various preclinical research study agreements. The committed value of these agreements for the next financial year is $770,505 (2007:$50,043).

Insurance premium

In July 2008 the Group committed to paying the Group’s comprehensive insurance premium for the year ended 30 June 2009. The total value of these premiums is $509,628 (2007: $517,000).

Consultant agreements

During the financial year 2008 Progen entered into various consultant agreements with a committed value of $104,000 for the next financial year (2007: $381,200).

Purchases

At the end of the financial year 2007 Progen ordered goods and services with a total value of $171,333 which had not been delivered by 30 June 2008 (2007: $416,580).

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

22. EXPENDITURE COMMITMENTS (cont’d)

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
Future expenditure commitments not provided for in the financial statements and payable:
- not later than one year:
Research agreements	771	50	771	50
Consultant agreements	104	381	104	381
Insurance premium	510	517	510	517
Purchases	172	417	171	417
Remuneration commitments	213	—	—	—
Medigen termination agreement (refer note 11)	—	2,000	—	2,000
Total not later than one year	1,770	3,365	1,556	3,365
- later than one and not longer than five years:	—	—	—	—
Total expenditure commitments	1,770	3,365	1,556	3,365

(b) Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
- not later than one year	197	248	172	248
- later than one and not longer than five years	—	78	—	78
- aggregate lease expenditure contracted for at balance date	197	326	172	326

The operating lease commitments relate to the rental of the Group’s corporate office premises and manufacturing facility which has an option to extend the lease term for another 2 years, at the end of the lease period.

(c) Clinical trials

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000
Clinical trials
- not later than one year:
PI-88 phase 2b Melanoma trial	248	643	248	643
PI-166 phase 1 trial	13	30	13	30
PG11047 phase 1 trial	358	—	—	—
PI-88 phase 3 trial (PATHWAY trial) - termination	4,000	—	4,000	—
	4,619	673	4,261	673
- later than one and not longer than five years:
PI-88 phase 2b Melanoma trial	—	143	—	143
PG11047 phase 1 trial	265	—	—	—
	265	143	—	143

Refer to note 25 for further details.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

23.  EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	Consolidated		Parent
	2008	2007	2008	2007
	$000	$000	$000	$000

The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	292	152	292	152
Provisions (current)	312	266	296	266
Provisions (non-current)	237	100	237	100
	841	518	825	518

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The parent contributed $396,210 on behalf of employees to superannuation funds for the year ended 2008.  (2007: $311,449).

24.  CONTINGENT LIABILITIES

Government grants

The Group has received two separate Australian Government research grants: a R&D Start Grant, which has been completed, and a R&D Commercial Ready Grant.  The Government may require the Group to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a)	The Group fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project;
b)	Upon termination of a grant and/or at the Government’s discretion;
c)	Overpayment by the government;
d)	The Group spends the fund other than in accordance with the grant deed.

The Group continues the development and commercialisation of projects funded by these grants. The total amount received under the Start Program was $3.1 million. The total amount received under the Commercial Ready Program as at 30 June 2008 was $2,856,000 (2007: $1,883,000).

25.  SUBSEQUENT EVENTS

On 2 July 2008, the Group’s manufacturing division was transferred into a wholly owned subsidiary, PharmaSynth Pty Ltd (PharmaSynth). PharmaSynth will focus on the provision of contract pharmaceutical manufacturing services. The financial impact of this transfer was limited to the payment of stamp duty amounting to $43,639.

On 23 July 2008 the Group announced that it had discontinued the PI-88 phase 3 study in liver cancer (the PATHWAY trial). This decision followed a strategic review assessing the impact a number of factors would likely have on the commercial return of the PATHWAY trial. These factors included the PATHWAY trial being not likely to meet the forecast patient recruitment timetable and further significant delays were expected due to:

•      slower than expected regulatory processes in China, Korea and Vietnam;

•      slower than expected initiation of clinical sites;

•      slower than expected recruitment of patients into active sites; and

•      the recent launch of a competitive phase 3 trial, assessing Bayer/Onyx Nexavar® in the same indication.

Due to a lack of a global partner willing to meaningfully develop and commercialise PI-88, the commercial opportunity was assessed to be much less than previously expected. Without a significant global partner contributing, the Group will be less able to expand into additional indications and exploit all potential PI-88 commercial opportunities.

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

25.  SUBSEQUENT EVENTS (cont’d)

The costs associated with discontinuing the PATHWAY trial are currently estimated to be less than $4.0 million.

Progen is currently seeking expressions of interest in PI-88, at a regional level, initially from amongst those parties with whom we have had previous discussions.

As part of the strategic review, the Group determined that the current PI-88 phase 2b Melanoma trial, will be completed but no further development in Melanoma by Progen is anticipated at this stage. This trial is expected to be finalised at an estimated additional cost of $300,000.

In addition, and as part of the strategic review, the Group also decided to terminate further development of its phase 1 compound PI-166, based on a recent commercial assessment of the market and the approval of Nexavar® in this indication.

26.  AUDITORS’ REMUNERATION

	Consolidated		Parent
	2008	2007	2008	2007
	$	$	$	$
Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
- The Australian financial report of the entity	135,000	119,500	135,000	119,500
- The US financial report of the entity	60,000	60,000	60,000	60,000
- Grant audit	15,500	6,000	15,500	6,000
(b) Other audit services in relation to the entity
- Sarbanes-Oxley internal control audit	105,000	—	105,000	—
	315,500	185,500	315,500	185,500

(c) Other non-audit services in relation to the entity
- other non-audit services	—	146,929	—	146,929
- agreed upon procedures related	40,105	—	40,105	—
	40,105	146,929	40,105	146,929
	355,605	332,429	355,605	332,429

Other non-audit services were assurance services in relation to the Group’s capital rising efforts.

Agreed upon procedures related services were provided by Ernst & Young Palo Alto, U.S.A, in relation to the Group’s  acquisition of CellGate, Inc.

27.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a)   Details of key management personnel

(i)  Directors

Dr. M. Eutick	Chairman (non-executive) (Appointed as Chairman on 4 March 2008)
T.J. Homburg	Managing Director (Appointed 1 March 2006)
Prof. J. Zalcberg	Director (non-executive)
P.O. Burns	Director (non-executive)
S. Chang	Director (non-executive) (Resigned as Chairman 3 March 2008)
R. Williamson	Director (non-executive) (Appointed 4 March 2008)
J. Lee	Director (non-executive) (Appointed 4 March 2008)

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

27.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(b)   Details of key management personnel (cont’d)

(ii)  Executives

L. Burns	Chief Operating Officer & Company Secretary
S. Meibusch	Vice President Business Development
A. Gautam	Vice President Drug Discovery (Resigned 2 June 2008)
J. Garner	Vice President Medical & Clinical Affairs (Appointed 29 January 2007)
J. Devlin	Vice President Manufacturing Operations (Appointed 16 May 2007)
L. Marton	Chief Scientific Officer (Appointed 1 February 2008)

(b)  Remuneration of directors and key management personnel

	2008	2007
	$	$
Short term employee benefits	1,898,546	1,454,791
Post-employment benefits	160,077	112,479
Share-based payments	555,464	350,444
Termination payment	245,000	—
Total key management personnel compensation	2,859,087	1,917,714

(c)   Option holdings of key management personnel

	Balance at beginning of period			Net	Balance at end of period	At 30 June 2008
	1 July 2007	Granted as remuneration	Options exercised	change other	30 June 2008	Total Vested	Total Exercisable
Directors
S. Chang(1)	41,014	—	—	—	41,014	41,014	41,014
T. J. Homburg	531,389	—	—	—	531,389	364,723	364,723
Prof. J. Zalcberg	—	—	—	—	—	—	—
Dr M. Eutick(2)	885	—	—	—	885	885	885
P.O. Burns	28	—	—	—	28	28	28
R. Williamson(3)	—	—	—	—	—	—	—
J. Lee(3)	—	—	—	—	—	—	—

Executives
L. Burns	33,218	100,000	—	(33,000)	100,218	50,218	50,218
A. Gautam(4)	—	100,000	—	(50,000)	50,000	50,000	50,000
S. Meibusch	—	100,000	—	—	100,000	50,000	50,000
J. Garner	—	50,000	—	—	50,000	—	—
J. Devlin	—	50,000	—	—	50,000	—	—
L. Marton(5)	—	100,000	—	—	100,000	25,000	25,000
Total	606,534	500,000	—	(83,000)	1,023,534	581,868	581,868

(1) Resigned as executive chairman 3 March 2008

(2) Appointed as executive chairman 4 March 2008

(3) Appointed 4 March 2008

(4) Resigned 2 June 2008

(5) Appointed 1 February 2008

Progen Pharmaceuticals Limited

Notes to the Financial Statements (continued)

For the year ended 30 June 2008

27.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(d)  Shareholdings of key management personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 07	On exercise of options	Net change other(6)	Balance 30 June 08

Directors
S. Chang(1)	820,300	—	—	820,300
T.J. Homburg	27,778	—	25,000	52,778
Prof. J. Zalcberg	16,772	—	—	16,772
Dr M. Eutick(2)	17,693	—	—	17,693
P.O. Burns	556	—	—	556
R. Williamson(3)	—	—	25,000	25,000
J. Lee(3)	—	—	—	—

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 07	On exercise of options	Net change other(6)	Balance 30 June 08

Executives
L. Burns	4,359	—	10,000	14,359
A. Gautam(4)	—	—	—	—
S. Meibusch	—	—	—	—
J. Garner	—	—	—	—
J. Devlin	—	—	—	—
L. Marton(5)	—	—	—	—
Total	887,458	—	60,000	947,458

(1) Resigned as executive chairman 3 March 2008

(2) Appointed as executive chairman 4 March 2008

(3) Appointed 4 March 2008

(4) Resigned 2 June 2008

(5) Appointed 1 February 2008

(6) On-market transactions

(e)   Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiary listed in the following table:

	Country of	% Equity Interest		Investment ($000)
Name	Incorporation	2008	2007	2008	2007

Progen Pharmaceuticals Inc.	United States	100	—	3,278	—

Term and conditions of transactions with subsidiary.

Intercompany receivable is a loan funding intercompany operations with no specific repayment terms and is therefore unlikely to be repaid in 12 months. The loan is an interest bearing loan with 8.05%p.a. interest.

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Progen Pharmaceuticals Limited, I state that:

(1)                                                   In the opinion of the directors:

(a)          The financial report and the additional disclosures included in the directors’ report designated as audited, of the Group are in accordance with the Corporations Act 2001, including the provision that:

(i) this report provides a true and fair view of the Group’s financial position as at 30 June 2008 and of its performance for the year ended on that date; and

(ii) this report is in compliance with Australian Accounting Standards, International Financial Reporting Standards, and Corporations Regulations 2001; and

(b)                                 There are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

(2)                                  The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the managing director and chief financial officer for the financial year ended 30 June 2008.

On behalf of the board.

M. Eutick	T.J. Homburg
Director	Director

Date: 28 August 2008	Date: 28 August 2008

1 Eagle Street Brisbane OLD 4000 Australia GPO Box 7878 Brisbane OLD 4001 Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 www.ey.com/au

Independent auditor’s report to the members of Progen Pharmaceuticals Limited

Report on the Financial Report

We have audited the accompanying financial report of Progen Pharmaceuticals Limited (the company), which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s independence Declaration, a copy of which is included in the directors report. The Auditor’s Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor’s report was signed.

Liability limited by a scheme approved under Professional Standards Legislation

Auditor’s Opinion

In our opinion:

1.                                       the financial report of Progen Pharmaceuticals Limited is in accordance with the Corporations Act 2001, including:

(i)                                     giving a true and fair view of the financial position of Progen Pharmaceuticals Limited and the consolidated entity at 30 June 2008 and of their performance for the year ended on that date; and

(ii)                                  complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and Corporations Regulations 2001.

2.                                       the financial report also complies with international Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included in section 10 of the directors’ report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion the Remuneration Report of Progen Pharmaceuticals Limited for the year ended 30 June 2008, complies with section 300A of the Corporations Act 2001.

Ernst & Young

Winna Brown

Partner

Brisbane

28 August 2008